UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                CDBEAT.COM, INC.


                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                     784495103
                                  (CUSIP Number)

             Robert Miller                       Ivan W. Dreyer, Esq.
             Cakewalk LLC                       Baer Marks & Upham LLP
    250 West 57th Street, Suite 720                805 Third Avenue
       New York, New York 10107                New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 29, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


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CUSIP No.  784495103                               Page   2     of    1    Pages
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================================================================================
 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Cakewalk LLC


================================================================================
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) |_|
                                                                        (b) |_|
================================================================================
SEC USE ONLY
================================================================================
SOURCE OF FUNDS         See Item 3
================================================================================
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(d) OR 2(e)                                                       |_|
================================================================================
CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware
-------------===================================================================
               SOLE VOTING POWER:           17,592,957  shares

  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
       ------===================================================================
               SHARED VOTING POWER      0
      -------===================================================================
               SOLE DISPOSITIVE POWER    17,592,957  shares
      -------===================================================================
               SHARED DISPOSITIVE POWER 0
================================================================================
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      17,592,957
                                                                     shares
================================================================================
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       |_|
================================================================================
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    90%
================================================================================
TYPE OF REPORTING PERSON      OO
================================================================================

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CUSIP No.  784495103                              Page    11    of    1    Pages
-----------------------------------------       --------------------------------


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Item 1.     Security and Issuer

       This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $.001 par value per share (the "Common Stock") of CDBeat.com, Inc., a Delaware corporation f/k/a SMD Group, Inc. (the "Company"). The address of the principal executive office of the Company is 444 Bedford Street, Suite 8-S, Stamford, Connecticut 06901.

Item 2.     Identity and Background

       This Schedule 13D is being submitted by Cakewalk LLC (the "Reporting Person"). The Supervisory Board of the Reporting Person (the "Supervisory Board")consists of those individuals listed on Exhibit 1 attached hereto. Information with respect to the Reporting Person is as follows:


       (a) The name of the Reporting Person is Cakewalk LLC.


       (b) The address of the Reporting Person is 250 West 57th Street, Suite 720, New York, New York 10107.


       (c) The Reporting Person is a limited liability company whose principal business is the development, creation, ownership and exploitation of recorded music, record production, music publishing, music-related merchandising and music video production.


       (d) Neither the Reporting Person, and to the knowledge of the Reporting Person, no member of the Supervisory Board, has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).


       (e) During the last five years, neither the Reporting Person, and to the knowledge of the Reporting Person, no member of the Supervisory Board, has been party to a civil proceeding of a judicial or administration body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


       (f) The Reporting Person is a Delaware limited liability company.


Item 3.     Source and Amount of Funds or Other Consideration

       The summaries of the agreements discussed in this Item are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto and are incorporated herein by reference.

       The source of consideration for the acquisition of the Common Stock will consist of substantially all of the assets of the Reporting Person, including cash. In connection with a Contribution Agreement dated as of October 29, 1999 between the Reporting Person and the Company (the "Contribution Agreement"), the Reporting Person agreed to contribute and assign, and the Company agreed to acquire, substantially all of the assets and liabilities relating to the business of the Reporting Person in exchange for 17,592,957 shares of the Common


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Stock of the  Company,  which number of shares shall equal 90% of the issued and outstanding Common Stock of the Company (after giving effect to the transactions contemplated by the Contribution Agreement). Following the closing of the transactions contemplated by the Contribution Agreement (the "Closing"), the Reporting Person intends to distribute the Common Stock of the Company to its members in accordance with the terms of the Reporting Person's Operating Agreement. A copy of the Contribution Agreement is attached to this report as
Exhibit 2 and is incorporated herein by reference.


       Pursuant to the terms of a Membership Interest Subscription Agreement, at the Closing, (i) Atlantis Equities, Inc. ("Atlantis") has agreed to transfer to Dylan LLC ("Dylan"), an affiliate of Atlantis, that certain warrant to purchase 80% of the Common Stock of the Company (the "Warrant"), and (ii) the Warrant shall be amended to (A) eliminate the right of Dylan to acquire 7,819,092 shares of the Common Stock of the Company, and (B) require Dylan to pay the Company $100,000 to acquire 762,064 options from the Company exercisable at $2.50 per share until December 31, 2000. In addition, Dylan has agreed to purchase, acquire and accept a membership interest in the Reporting Person pursuant to a Membership Interest Subscription Agreement with the Reporting Person, for a purchase price of $900,000. A copy of the Subscription Agreement is attached to this report as Exhibit 3 and is incorporated herein by reference. As a result, immediately following the Closing, Dylan, as a member of the Reporting Person, shall be entitled to receive a distribution of 7,819,092 shares of the Common Stock of the Company.


Item 4.     Purpose of Transaction

      The purpose of the acquisition by the Reporting Person of the Common Stock of the Company is to have a substantial ownership position in a public entity which, among other things, can be used as an acquisition vehicle. The consummation of the transactions described in Item 3 will result in a change in control of the Company, as 90% of the Common Stock will be owned by the Reporting Person. In addition, the Board of Directors of the Company will be expanded from one member to two members, and Robert Miller ("Miller") will be appointed to fill the vacancy on the Board of Directors created by such expansion. The Board of Directors is expected thereafter, after compliance with applicable securities laws, to be expanded to seven members. Except as provided herein and in Item 3 and Item 6, the Reporting Person has no plans or proposals which would relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)  an   extraordinary   corporate   transaction,   such  as  a   merger,
reorganization or liquidation, involving the Company;

      (c) a sale or transfer of a material amount of assets of the Company;

      (d) any change in the present board of directors or management of the Company;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

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      (i) a class of equity  securities  of the Company  becoming  eligible  for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

      (j) any action similar to those enumerated above.


Item 5.     Interest in Securities of the Issuer

       (a) Between the date of the execution of the Contribution Agreement and the Closing Date (and immediately prior to the distribution by the Reporting Person of the Common Stock of the Company to its members), the Reporting Person beneficially owns, 17,592,957 shares of the Common Stock of the Company, which represents 90% of the total issued and outstanding shares of the Common Stock of the Company.

       (b) Between the date of the execution of the Contribution Agreement and the Closing Date (and immediately prior to the distribution by the Reporting Person of the Common Stock of the Company to its members), the Reporting Person has the sole power to vote and dispose of 17,592,957 shares of the Common Stock of the Company.

       (c) The Reporting Person did not consummate any transactions in respect of the Common Stock of the Company during the past sixty days.

       (d)  Not applicable

       (e)  Not applicable

Item 6.     Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

      The summaries of the agreements discussed in this Item are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto and are incorporated herein by reference.

       In addition to the transactions described in Item 3, above, pursuant to the Subscription Agreement, in the event that the Board of Directors of the Company is expanded to seven members following the Closing, Dylan shall have the right to designate two representatives out of seven to the Board of Directors of the Company. Dylan has also agreed to vote all shares of the Common Stock of the Company owned by it in favor of the election to the Board of Directors of the Company of Miller or any designee of Miller, while Miller has agreed to vote all of the shares of the Common Stock of the Company owned by him in favor of the election to the Board of Directors of the Company of the Dylan designees.


       The Company has also established a financial advisory relationship with Atlantis pursuant to that certain Engagement Letter between Atlantis and the Reporting Person dated October 29, 1999 (the "Engagement Letter"). This engagement will take effect at the closing of the transactions contemplated by the Contribution Agreement (the "Closing"). In consideration for the services to be provided by Atlantis under the Engagement Letter, Atlantis shall receive $50,000 at the Closing and shall be paid a monthly fee of $12,500 (plus reimbursement of reasonable and actual out-of-pocket expenses). The term of the Engagement Letter shall be three years, and shall automatically renew for successive one year terms (subject to the right of any party to terminate the engagement upon 90 days' written notice before the end of any such term). A copy


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of the  Engagement  Letter  is  attached  to this  report  as  Exhibit  4 and is incorporated herein by reference.


Item 7.     Material to be filed as Exhibits

       Exhibit 1. Supervisory Board of the Reporting Person

       Exhibit 2. Contribution Agreement, dated October 29, 1999, between CDBeat.com, Inc. and Cakewalk LLC.

       Exhibit 3. Membership Interest Subscription Agreement, dated October 29, 1999, between Dylan LLC and Cakewalk LLC.

       Exhibit 4. Engagement Letter, dated October 29, 1999, between Atlantis Equities, Inc. and Cakewalk LLC





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                                    SIGNATURE


       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: November 8, 1999
                                                Cakewalk LLC


                                                By:/s/ Robert Miller
                                                   Name: Robert Miller
                                                   Title:   President




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